

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2021

Barry Levenson
Chief Executive Officer
LK Secured Lending Reg A Fund, LLC
662 N. Sepulveda Blvd., Suite 300
Los Angeles, CA 90049

> **Re: LK Secured Lending Reg A Fund, LLC**
> **Amendment No. 2 to**
> **Offering Statement on Form 1-A**
> **Filed March 24, 2021**
> **File No. 024-11395**

Dear Mr. Levenson:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A/A filed March 24, 2021

Index to Exhibits
Exhibit 12.1 Auditor's Consent, page 62

1.   Please provide an updated consent from your independent accountant in your next amendment. Refer to section 11(a) in Item 17 of Form 1-A for guidance.

Barry Levenson
LK Secured Lending Reg A Fund, LLC
April 5, 2021
Page 2

You may contact William Schroeder at 202-551-3294 or Michael Volley at 202-551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact Julia Griffith at 202-551-3267 or J. Nolan McWilliams at 202-551-3217 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance